Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information (the “Pro Forma Financial Information”) of Gildan Activewear Inc. (“Gildan”) are presented to illustrate the estimated effects of Gildan’s proposed acquisition of Hanesbrands Inc. (“Hanesbrands”) and is dated November 10, 2025. In addition, the Pro Forma Financial Information reflects Gildan’s refinancing of the existing Hanesbrands’ debt as of the acquisition date. The Pro Forma Financial Information is presented to illustrate the effects of the transaction accounting adjustments that are expected to occur upon completion of the Transactions and the Financing Transactions, as described in Note 1 and Note 7 of the Pro Forma Financial Information.

The Pro Forma Financial Information has been prepared using the historical consolidated financial statements of Gildan and Hanesbrands. The pro forma condensed consolidated statement of financial position as of September 28, 2025 gives effect to the Transactions, Financing Transactions and other adjustments as if they had occurred on September 28, 2025. The pro forma condensed consolidated statements of earnings for the nine months ended September 28, 2025, and year ended December 29, 2024 give effect to the Transactions, Financing Transactions and other adjustments as if they had occurred on January 1, 2024. All pro forma adjustments and their underlying assumptions are described in the notes to the Pro Forma Financial Information. All financial data in the Pro Forma Financial Information is presented in U.S. dollars, unless otherwise noted.

The historical consolidated financial statements of Gildan were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) and are presented in U.S. dollars. The historical financial statements of Hanesbrands were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and are presented in U.S. dollars. The Pro Forma Financial Information has been adjusted to reflect Gildan’s IFRS accounting policies and presentation and prepared using the acquisition method of accounting under IFRS, with Gildan being the accounting acquirer. Accordingly, the total purchase consideration paid by Gildan in connection with the Transactions will be allocated to Hanesbrands’ identifiable assets and liabilities based on their fair values as of the acquisition date (“Closing”). Any excess of the total purchase consideration over the fair value of the identifiable assets acquired and liabilities assumed from Hanesbrands at their respective fair value will be recorded as goodwill. The financial condition and financial performance of Gildan after completion of the Transactions will reflect Hanesbrands after completion of the Transactions.

The Pro Forma Financial Information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the accounting for the Transactions and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Gildan has elected not to present Management’s Adjustments and is only presenting transaction accounting adjustments in the Pro Forma Financial Information.

The Pro Forma Financial Information has been prepared for illustrative purposes only and is based on preliminary estimates, accounting judgments and currently available information and assumptions that Gildan management believes are reasonable. The notes to the Pro Forma Financial Information provide information of how such adjustments were derived and presented and are subject to change as additional information becomes available and analyses are performed. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the differences may be material. The Pro Forma Financial Information is not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the consolidated company. Actual amounts recorded upon consummation of the Transactions may differ significantly from the pro forma amounts reflected herein. Readers are cautioned to not place undue reliance on the Pro Forma Financial Information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

GILDAN ACTIVEWEAR INC.

Pro forma condensed consolidated statement of financial position
As of September 28, 2025

(in thousands of U.S. dollars - unaudited)

	Gildan (Historical) September 28, 2025	Hanesbrands (Adjusted) September 27, 2025	Transaction accounting adjustments - Transactions		Pro forma acquisition	Transaction adjustments -Financing transactions		Pro forma consolidated
		Note 3
Current assets:
Cash and cash equivalents	112,633	217,573	(283,042)	4(c)	47,164	2,300,000	7(i)	38,034
						(2,257,250)	7(i)
						(18,380)	7(ii)
						(33,500)	7(iii)
Trade accounts receivable	723,854	454,977	-		1,178,831	-		1,178,831
Inventories	1,247,958	992,676	100,000	4(e)(i)	2,340,634	-		2,340,634
Prepaid expenses, deposits and other current assets	140,364	133,701	-		274,065	-		274,065
Current assets held for sale	-	96,569	-		96,569	-		96,569
Total current assets	2,224,809	1,895,496	(183,042)		3,937,263	(9,130)		3,928,133
Non-current assets:
Property, plant and equipment	1,161,290	190,417	-		1,351,707	-		1,351,707
Right-of-use assets	98,302	250,636	-		348,938	-		348,938
Intangible assets	245,058	908,108	1,125,000	4(e)(ii)	2,278,166	-		2,278,166
Goodwill	271,677	649,598	(649,598)	4(e)(iii)	1,944,068	-		1,994,068
			1,722,391	4(e)(iii)
Deferred income taxes	19,621	248,675	(248,675)	4(e)(iv)	19,621	(10,228)	7(v)	9,393
Other non-current assets	51,454	33,023	-		84,477	-		84,477
Total non-current assets	1,847,402	2,280,457	1,949,118		6,076,977	(10,228)		6,066,749
Total assets	4,072,211	4,175,953	1,766,076		10,014,240	(19,358)		9,994,882
Current liabilities:
Accounts payable and accrued liabilities	585,248	969,868	47,528	5(a)	1,606,044	-		1,606,044
			3,400	5(b)
Income taxes payable	51,509	-	-		51,509	-		51,509
Current portion of lease obligations	21,189	70,457	-		91,646	-		91,646
Current portion of long-term debt	450,000	26,250	-		476,250	(26,250)	7(i)	450,000

Accounts receivable securitization facility	-	109,000	-		109,000	-		109,000
Current liabilities held for sale	-	79,834	-		79,834	-		79,834
Total current liabilities	1,107,946	1,255,409	50,928		2,414,283	(26,250)		2,388,033
Long-term debt	1,304,220	2,210,071	37,692	4(e)(v)	3,551,983	(2,206,666)	7(i),(ii)	3,585,840
						2,281,620	7(i),(ii)	-
						(41,097)	7(ii)
Lease obligations	96,080	252,999	-		349,079	-		349,079
Deferred income taxes	23,837	-	660	4(e)(iv)	24,497	-		24,497
Pension and postretirement benefits	-	66,160	-		66,160	-		66,160
Other non-current liabilities	52,052	60,819	-		112,871	-		112,871
Total non-current liabilities	1,476,189	2,590,049	38,352		4,104,590	33,857		4,138,447
Total liabilities	2,584,135	3,845,458	89,280		6,518,873	7,607		6,526,480

Equity:
Share capital	287,065	-	2,011,535	4(a)	2,291,100	-		2,291,100
			(7,500)	5(a)
Preferred stock	-	-	-		-	-		-
Common stock	-	3,538	(3,538)	5(c)	-	-		-
Additional paid-in capital	-	386,151	(386,151)	5(c)	-	-		-
Contributed surplus	70,744	-	46,684	4(d)	117,428	-		117,428
Retained earnings	1,153,830	163,563	(163,563)	5(c)	1,110,402	(33,500)	7(iii)	1,083,437
			(40,028)	5(a)		41,097	7(ii)
			(3,400)	5(b)		(24,334)	7(ii)
						(10,228)	7(v)

Accumulated other comprehensive income (loss)	(23,563)	(222,757)	222,757	5(c)	(23,563)	-		(23,563)
Total equity attributable to shareholders	1,488,076	330,495	1,676,796		3,495,367	(26,965)		3,468,402
Total liabilities and equity	4,072,211	4,175,953	1,766,076		10,014,240	(19,358)		9,994,882

See accompanying notes to Pro Forma Financial Information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS

GILDAN ACTIVEWEAR INC.

Pro forma condensed consolidated statement of earnings
For the nine months ended September 28, 2025

(in thousands of U.S. dollars, except per share data - unaudited)

	Gildan (Historical) September 28, 2025	Hanesbrands (Adjusted, Note 3) September 27, 2025	Transaction accounting adjustments - Transactions		Pro forma acquisition	Transaction Accounting adjustments - Financing Transactions		Total pro forma
Net sales	2,540,743	2,643,156	(6,125)	6(a)(i)	5,177,774	-		5,177,774
Cost of sales	1,722,834	1,564,723	(6,125)	6(a)(i)	3,281,432	-		3,281,432
Gross profit	817,909	1,078,433	-		1,896,342	-		1,896,342
Selling, general and administrative expenses	264,320	722,445	11,250	6(a)(ii)	998,015	-		998,015
Restructuring and acquisition-related costs (recoveries)	32,344	8,197	-		40,541	-		40,541
Operating income	521,245	347,791	(11,250)		857,786	-		857,786
Financial expenses, net	105,564	174,344	(4,712)	6(a)(iii)	275,196	(48,706)	7(iv)	226,490
Earnings before income taxes	415,681	173,447	(6,538)		582,590	48,706		631,296
Income tax expense	72,915	(206,922)	(1,373)	6(a)(iv)	(135,380)	10,228	7(v)	(125,152)
Net earnings	342,766	380,369	(5,165)		717,970	38,478		756,448

Earnings per share (Note 8):
Basic	2.28							4.05
Diluted	2.27							4.05

See accompanying notes to Pro Forma Financial Information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS

GILDAN ACTIVEWEAR INC.

Pro forma condensed consolidated statement of earnings
For the year ended December 29, 2024

(in thousands of U.S. dollars, except per share data - unaudited)

	Gildan (Historical December 29, 2024)	Hanesbrands (Adjusted) December 28, 2024	Transaction accounting adjustments		Pro forma acquisition	Transaction accounting adjustments - Financing transactions		Total pro forma
		Note 3
Net sales	3,270,590	3,507,438	-		6,778,028			6,778,028
Cost of sales	2,266,911	2,141,467	100,000	6(b)(i)	4,508,378			4,508,378
Gross profit	1,003,679	1,365,971	(100,000)		2,269,650	-		2,269,650
Selling, general and administrative expenses	390,769	1,016,923	15,000	6(b)(ii)	1,422,692			1,422,692
Restructuring and acquisition-related (recoveries) costs	(5,329)	159,743	40,028	6(b)(iii)	197,842			197,842
			3,400	6(b)(iv)
Operating income	618,239	189,305	(158,428)		649,116	-		649,116
Financial expenses, net	104,154	247,610	(6,282)	6(b)(v)	345,482	(51,258)	7(iv)	327,724
						33,500	7(iii)
Earnings before income taxes	514,085	(58,305)	(152,146)		303,634	17,758		321,392
Income tax expense	113,220	40,601	-	6(b)(vi)	153,821			153,821
Net earnings	400,865	(98,906)	(152,146)		149,813	17,758		167,571

Earnings per share (Note 8):
Basic	2.46							0.84
Diluted	2.46							0.84

See accompanying notes to Pro Forma Financial Information.

NOTES TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

GILDAN ACTIVEWEAR INC.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

1.	DESCRIPTION OF THE TRANSACTIONS

On August 13, 2025, Hanesbrands, Gildan, Galaxy Merger Sub 2, Inc., a direct wholly owned subsidiary of Gildan (“Second Gildan Merger Sub”), Galaxy Merger Sub 1, Inc., a direct wholly owned subsidiary of Second Gildan Merger Sub (“First Gildan Merger Sub”), Helios Holdco, Inc., a direct wholly owned subsidiary of Hanesbrands (“Hanesbrands Holdco”), and Helios Merger Sub, Inc., a direct wholly owned subsidiary of Hanesbrands Holdco (“Hanesbrands Merger Sub”), entered into a merger agreement that provides for the acquisition of Hanesbrands by Gildan through multiple steps (the “Merger Agreement”). First, Hanesbrands Merger Sub will merge with and into Hanesbrands (the “Hanesbrands Merger”), with Hanesbrands surviving the Hanesbrands Merger as a direct wholly owned subsidiary of Hanesbrands Holdco. Second, immediately following the Hanesbrands Merger, Hanesbrands will be converted into a Maryland limited liability company (the “LLC Conversion”). Third, immediately following the LLC Conversion, First Gildan Merger Sub will merge with and into Hanesbrands Holdco (“First Gildan Merger”), with Hanesbrands Holdco surviving the First Gildan Merger as a direct wholly owned subsidiary of Second Gildan Merger Sub. Fourth, immediately following the First Gildan Merger, Hanesbrands Holdco will merge with and into Second Gildan Merger Sub (the “Second Gildan Merger”), with Second Gildan Merger Sub surviving the Second Gildan Merger as a direct wholly owned subsidiary of Gildan (collectively, the “Transactions”).

At the time of the Hanesbrands Merger, (a) each share of Hanesbrands common stock issued and outstanding immediately prior to the Hanesbrands Merger will be converted into one share of Hanesbrands Holdco common stock, with the same rights, powers and privileges as the shares so converted and will constitute the only outstanding shares of capital stock of Hanesbrands Holdco and (b) each Hanesbrands stock option, restricted stock unit and performance unit will be converted into an equity award covering that number of shares of Hanesbrands Holdco common stock equal to the number of shares of Hanesbrands common stock subject to such equity award, with substantially the same terms and conditions as the awards so converted.

At the time of the First Gildan Merger, each share of Hanesbrands Holdco common stock outstanding immediately prior to the First Gildan Merger (other than certain excluded shares as described in the Merger Agreement) will be converted into the right to receive (a) 0.102 Gildan common shares and (b) $0.80 in cash, without interest, subject to applicable tax withholding (“Merger Consideration”).

The Merger Consideration has been estimated to be valued at approximately $2.3 billion comprised of (a) the non-cash estimated share consideration of $2,011.5million, which is based on 0.102 Gildan common shares being issued per share of Hanesbrands common stock and 353.8 million shares of Hanesbrands common stock, outstanding as of November 6, 2025, multiplied by a share price of $55.74, which is the closing share price of the Gildan common shares on the NYSE on November 6, 2025; (b) cash consideration of approximately $283.0 million, based on payment of $0.80 per share of Hanesbrands common stock outstanding at Closing and 353.8 million shares of Hanesbrands common stock outstanding on November 6, 2025; and (c) estimated non-cash share award consideration of $46.7 million for Hanesbrands equity awards outstanding at Closing.

On August 13, 2025, Gildan, CIBC and MS entered into a debt commitment letter providing for certain debt financing, the proceeds of which will be used, in part to fund the cash consideration, repay the indebtedness of Hanesbrands and pay expenses incurred in connection with the Transactions. Pursuant to the debt commitment letter, CIBC and MS have committed to provide $2.3 billion of funding, comprised of the 364-day bridge facility (the “Bridge Facility”) in an aggregate principal amount of $1.2 billion, a 2-year term $500 million term loan and 3-year $600 million term loan (the “term loans”). Both the Bridge Facility and term loans bear annual interest rates equal to (a) Term secured overnight financing rate (“SOFR”) plus a credit-rating based margin or (b) the ABR plus a credit-rating based margin.

In addition, on September 16, 2025, Gildan amended its unsecured revolving long-term bank credit facility to increase the aggregate revolving commitments from $1 billion to $1.2 billion. The increase in the revolving commitments is subject to the closing of the Transactions.

On October 7, 2025, Gildan issued 4.700% Series 1 U.S. senior unsecured notes (“Series 1 U.S. notes”) with a principal amount of $600 million, which will mature on October 7, 2030. Additionally, on the same date, Gildan issued 5.400% Series 2 U.S. senior unsecured notes (“Series 2 U.S. notes” and, with the Series I U.S. notes, the “U.S. notes”) with a principal amount of $600 million, which will mature on October 7, 2035. The notes were offered in the Unites States of America on a private placement basis. Accordingly, the Bridge Facility was terminated upon the closing of the offering of the Series 1 and Series 2 U.S. notes.

For the purposes of the Pro Forma Financial Information, Gildan has assumed that the proceeds from cash on hand, Series 1 U.S. Notes, Series 2 U.S. Notes and term loans will be used to pay the cash consideration, and extinguish Hanesbrands’ senior secured revolving loan facility, senior secured term loans A and B, and unsecured senior notes, totaling approximately $2.3 billion in aggregate as of September 27, 2025 and pay related fees and expenses, which is referred to as the “Financing Transactions” in this Pro Forma Financial Information.

2.	BASIS OF PRESENTATION:

The Pro Forma Financial Information has been prepared using the historical consolidated financial statements of Gildan and Hanesbrands. The unaudited pro forma condensed consolidated statement of financial position as of September 28, 2025 gives effect to the Transactions, Financing Transactions and other adjustments as if they had occurred on September 28, 2025. The unaudited pro forma condensed consolidated statements of earnings for the nine months ended September 28, 2025, and year ended December 29, 2024 give effect to the Transactions, Financing Transactions and other adjustments as if they had occurred on January 1, 2024. The Pro Forma Financial Information should be read in conjunction with the financial statements listed below:

•	the consolidated financial statements and notes thereto of Gildan as at and for the year ended December 29, 2024 incorporated by reference from Gildan’s Annual Report on Form 40-F for the year ended December 29, 2024;

•	the unaudited condensed interim consolidated financial statements of Gildan as at and for the nine months ended September 28, 2025 included in Gildan’s Current Report on Form 6-K dated October 29, 2025;

•	the consolidated financial statements of Hanesbrands for the year ended December 28, 2024 incorporated by reference from Hanesbrands’ Annual Report on Form 10-K for the year ended December 28, 2024; and

•	the unaudited condensed consolidated financial statements of Hanesbrands as at and for the nine months ended September 27, 2025 included in Hanesbrands’ Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2025.

The historical consolidated financial statements of Hanesbrands were prepared in accordance with GAAP and have been reconciled to IFRS below. Certain of Hanesbrands’ figures have been reclassified to conform to Gildan’s consolidated financial statement presentation as described below.

The accounting policies used in the preparation of the Pro Forma Financial Information are consistent in all material respects with those used by Gildan as described in Note 3 to its consolidated financial statements for the year ended December 29, 2024.

Based on the information available to date, management of Gildan has preliminarily determined there were no significant differences in accounting policies applied by Hanesbrands and Gildan, except as set out in the IFRS to GAAP and reclassification adjustments described below.

No adjustments have been made in the Pro Forma Financial Information for the planned post-closing strategic alternatives review by Gildan in respect of the Hanesbrands Australia business.

The Pro Forma Financial Information has been prepared in accordance with IFRS, using the acquisition method of accounting in accordance with IFRS 3, Business Combinations (“IFRS 3”), which will establish a new basis of accounting for all of Hanesbrands’s identifiable assets acquired and liabilities assumed at fair value as of the Closing. Gildan will be the acquirer for accounting purposes. As of the date of the Pro Forma Financial Information, Gildan has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair value of the Hanesbrands assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets, inventory and debt. Accordingly, certain Hanesbrands assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. A final determination of the fair value of Hanesbrands’ assets and liabilities will be based on Hanesbrands’ actual assets and liabilities as of Closing and, therefore, cannot be made prior to the consummation of the Transactions. In addition, the value of the purchase consideration upon the consummation of the Transactions will be determined based on the estimated fair value of the share consideration transferred by Gildan as of Closing. Actual adjustments may differ from the amounts reflected in the Pro Forma Financial Information, and the differences may be material.

The pro forma adjustments represent management’s estimates based on information available as of the date of the Pro Forma Financial Information and are subject to change as additional information becomes available and analyses are performed.

The underlying assumptions for the unaudited pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to such transactions; however, the Pro Forma Financial Information is not necessarily indicative of the results that would have been achieved if the Transactions reflected therein had been completed on the date indicated or of the results which may be obtained in the future. In addition, the Pro Forma Financial Information is not intended to project the combined company’s future financial position or operating results, and does not give effect to any integration costs, synergies or costs to achieve synergies, operating efficiencies and cost savings that may result from the Transactions as well as benefits expected to be derived from the Gildan’s growth initiatives following the Transactions.

3.	GAAP AND PRESENTATION CONFORMING ADJUSTMENTS:

The Hanesbrands historical consolidated financial statements were prepared in accordance with GAAP. For purposes of the Pro Forma Financial Information, those financial statements have been adjusted to conform to the recognition, measurement, and presentation requirements of IFRS. The adjustments made to the Hanesbrands historical consolidated financial statements are described below including certain conforming adjustments to align with Gildan’s presentation.

IFRS to GAAP adjustments:

a)	Under GAAP, after initial recognition, for an operating lease, a lessee generally amortizes the Right-of-use asset as a balancing amount that together with accretion on the lease liability generally produces straight-line total lease expense which is recognized as a single operating expense. Under IFRS, the amortization of the right of use asset is generally amortized on a straight-line basis and both the amortization and the accretion on the lease liability are presented based on their nature. This results in different timing of recognition (as amortization expense will not be recognized on a straight-line basis under GAAP) as well as different presentation on the statement of earnings. As a result, an adjustment has been recorded to reduce the Right-of-use assets by $23.6 million, with an offsetting adjustment to Retained earnings. Further an adjustment was recorded to increase amortization expense, included in Selling, general and administrative expenses, attributable to the Right-of-use assets of $1.5 million and $3.6 million for the nine month period ended September 27, 2025 and the year ended December 28, 2024, respectively. Also, a reclassification of lease liability interest expense of $13.4 million and $18.3 million from Selling, general and administrative expenses to Financial expenses, net was recorded for the nine month period ended September 27, 2025 and the year ended December 28, 2024, respectively. The above adjustments resulted in a net impact on Selling, general and administrative expenses of $11.9 million and $14.7 million for the nine months ended September 27, 2025 and the year ended December 28, 2024, respectively.

b)	Hanesbrands has capitalized software costs of $90.8 million which would have been expensed under IFRS in the period incurred. As a result, an adjustment has been recorded to decrease Other non-current assets by $90.8 million as of September 27, 2025 with an offsetting decrease in Retained earnings. In addition, an adjustment has been recorded to decrease Selling, general and administrative expenses by $1.4 million for the nine months ended September 27, 2025 and $1.3 million for the year ended December 28, 2024.

c)	In March 2025, Hanesbrands amended the terms of its Senior Secured Credit Facility (the “March 2025 Amendment”), consisting of a revolving loan facility, a term loan A facility and a term loan B facility. While the accounting models to determine if a debt modification represents an extinguishment of the original debt and an issuance of a new debt are similar between IFRS and GAAP, there are differences in the application of the accounting criteria. Under GAAP, modifications of facilities of this nature where there are multiple lenders are generally evaluated as a series of individual loans and Hanesbrands determined that the amendments to certain loans were considered modifications rather than extinguishments. Under IFRS facilities of this nature are generally evaluated as a single unit of account and if the borrower plays an active role in determining the new lenders in the facility, then the amendments are considered to be an extinguishment of the entire facility. As a result, under IFRS, the March 2025 Amendment would be accounted for an extinguishment of the Senior Credit Facility and an issuance of a new instrument. An adjustment has been recorded to increase Long-term debt by $3.4 million, with an offsetting decrease to Retained earnings as of September 27, 2025, and to reduce to Financial expenses by $3.4 million to write off the unamortized debt issue costs related to the Senior Credit Facility for the nine months period ended September 27, 2025.

d)	Hanesbrands applies hedge accounting to certain purchases of inventory in foreign currencies. Under GAAP, amounts deferred in accumulated other comprehensive income are released to income when the related inventory is sold. Under IFRS, the amounts deferred in equity related to these hedge relationships are reclassified against the inventory balance when the inventory is purchased. As a result, an adjustment has been recorded to increase the Inventories by $1.7 million as of September 27, 2025 and to increase the Accumulated other comprehensive income by $1.7 million as of September 27, 2025.

e)	There are several differences between GAAP and IFRS that are applicable to the accounting for the Hanesbrands defined benefit employee benefit plans.

•	Under GAAP, the discount rate is based on the rate at which the benefit obligation could be effectively settled by building a hypothetical portfolio of high quality corporate bonds. Under IFRS the discount rate should be determined by reference to market yields on high-quality corporate bonds in the same currency as the benefits to be paid with durations that are similar to those of the benefit obligation. The discount rate under IFRS was determined to be lower than under GAAP and as a result, the net benefit obligation was increased by $10.8 million as of September 27, 2025.

•	Under GAAP, Hanesbrands actuarial gains/losses are initially recognized in accumulated other comprehensive income and then amortized into income over the plan participants’ remaining service periods. Under IFRS, actuarial gains/losses are immediately recognized in other comprehensive income and these amounts are not recycled to profit or loss in future periods. Therefore, the periodic benefit cost under GAAP is reduced by $15.6 million and $10.7 million in the year ended December 28, 2024, and the nine months ended September 27, 2025 respectively. Also, the accumulated other comprehensive and retained earnings were increased and decreased by $296.3 million respectively as of September 27, 2025.

•	Under GAAP an expected return on plan assets, is determined on the basis of the expected long-term rate of return on plan assets. Under IFRS, the net interest expense is determined by multiplying the net defined benefit liability or asset by the discount rate . Since the rate of return on plan assets, under GAAP is higher than the discount rate, the periodic benefits expense under GAAP was increased by $17.5 million and $10.1 million in the year ended December 28, 2024 and the nine months ended September 27, 2025 respectively.

•	Under GAAP a settlement gain or loss is recognized in net income when the settlement occurs, and only if the amount exceeds a certain threshold. Under IFRS, a settlement gain or loss is recognized in net income when the event that relieves the pension benefit obligation occurs without reference to a threshold. As a result, settlement gains (losses) were recognized of $3.3 million and ($0.3) million in the year ended December 28, 2024, and the nine months ended September 27, 2025, respectively, under IFRS that were not recognized under GAAP.

In summary, selling general and administrative expense was decreased by $0.3 million and $1.4 million in the nine months ended September 27, 2025 and the year ended December 28, 2024, respectively.

f)	Under GAAP, the tax effects of intra-entity transfers of inventory are deferred until the related inventory is sold or disposed of, and no deferred taxes are recognized for the difference between the carrying value of the inventory in the consolidated financial statements and the tax basis of the inventory in the buyer’s tax jurisdiction. Under IFRS, no exceptions for intra-entity transfers of inventory exist as such any current and deferred tax expense from intra-entity transfers (inventory or otherwise) is recognized at the time of the transfer. Deferred income taxes are recognized for the difference between the carrying value of the transferred asset in the consolidated financial statements and the tax basis of the transferred asset in the buyer’s tax jurisdiction, measured by using the statutory tax rate of the buyer’s tax jurisdiction (subject to realization criteria if a deferred tax asset is recognized). As a result, Deferred income tax assets were increased by $15.5 million, Prepaid expenses, deposits and other current assets were reduced by $9.6 million and Retained earnings was increased by $5.9 million as at September 27, 2025. In addition, deferred income tax expense was reduced by $5.9 million in the nine months ended September 27, 2025. There was no income tax expense recognized in the year ended December 28, 2024 as it was assumed that Hanesbrands would have offset any tax impacts with previously unrecognized tax attributes or a valuation allowance.

g)	A deferred tax asset of $5.0 million as result of item 3(a) above and an income tax expense of $0.8 million in the nine months ended September 27, 2025 were recognized and calculated using the U.S. federal statutory rate of 21% as state tax is assumed to be nil. There was no income tax expense recognized in the year ended December 28, 2024 as it was assumed that Hanesbrands would have offset any tax impacts with previously unrecognized tax attributes or a valuation allowance.

Presentation adjustments:

Certain adjustments that have been made to conform the presentation of the consolidated financial statements of Hanesbrands to the presentation of financial information in Gildan’s financial statements. Such reclassifications include:

h)	Other current assets of $143.3 million as of September 27, 2025 have been reclassified to Prepaid expenses, deposits and other assets.

i)	Non-current assets held for sale of $24.0 million and non-current liabilities held for sale of $10.5 million as of September 27, 2025 have been reclassified to current assets held for sale and current liabilities held for sale, respectively.

j)	Accrued liabilities of $397.6 million as of September 27, 2025 have been reclassified to Accounts payable and accrued liabilities.

k)	Freight to customers of $10.1 million and $17.8 million for the nine months ended September 27, 2025 and the year ended December 28, 2024, respectively have been reclassified from Selling, general and administration expenses to Cost of Sales.

l)	Reclassification of $3.5 million of recoveries from Cost of Sales and $11.7 million of expenses from Selling, general and administrative expenses to Restructuring and acquisition-related costs (recoveries) for the nine months ended September 27, 2025. Reclassification of $24.2 million from Cost of Sales and $135.5 million from Selling, general and administrative expenses to Restructuring and acquisition-related costs (recoveries) for the year ended December 28, 2024. The nature of the costs are related to exit activities for manufacturing and supply chain initiatives and the reclassification is done to align with Gildan’s separate statement of earnings presentation of similar items.

m)	Reclassification of $26.4 million and $33.4 million of expenses related to debt refinancing charges and funding fees for sales of accounts receivables to financial institutions from Other expenses to Financial expenses, net for the nine months ended September 27, 2025 and year ended December 28, 2024, respectively. For the nine months ended September 27, 2025 and year ended December 28, 2024, $8.0 million and $14.0 million, respectively, of pension expenses were reclassified from Other expense to Selling, general and administrative expenses to align with Gildan’s presentation.

Hanesbrands Inc. Consolidated Balance Sheet as of September 27, 2025

	Hanesbrands	Presentation		GAAP		Hannes
in thousands of US dollars	(Historical)	adjustments		adjustments		Adjusted
Assets
Cash and cash equivalents	217,573					217,573
Trade accounts receivable, net	454,977					454,977
Inventories	990,953			1,723	(d)	992,676
Prepaid expenses, deposits and other current assets	-	143,313	(h)	(9,612)	(f)	133,701
Other current assets	143,313	(143,313)	(h)			-
Current assets held for sale	72,603	23,966	(i)			96,569
Total current assets	1,879,419	23,966		(7,889)		1,895,496
Property, net	190,417					190,417
Right-of-use assets	274,251			(23,615)	(a)	250,636
Trademarks and other identifiable intangibles, net	908,108					908,108
Goodwill	649,598					649,598
Deferred tax assets	228,182			15,534	(f)	248,675
				4,959	(g)
Other noncurrent assets	123,777			(90,754)	(b)	33,023
Noncurrent assets held for sale	23,966	(23,966)	(i)			-
Total assets	4,277,718	-		(101,765)		4,175,953

Liabilities and Stockholders’ Equity
Accounts payable	572,283	397,585	(j)			969,868
Accrued liabilities	397,585	(397,585)	(j)			-
Lease liabilities	70,457					70,457
Accounts Receivable Securitization Facility	109,000					109,000
Current portion of long-term debt	26,250					26,250
Current liabilities held for sale	69,298	10,536	(i)			79,834
Total current liabilities	1,244,873	10,536		-		1,255,409
Long-term debt	2,206,666			3,405	(c)	2,210,071
Lease liabilities - noncurrent	252,999					252,999
Pension and postretirement benefits	55,388			10,772	(e)	66,160
Other non-current liabilities	60,819					60,819
Noncurrent liabilities held for sale	10,536	(10,536)	(i)			-
Total liabilities	3,831,281	-		14,177		3,845,458
Preferred stock	-					-
Common stock	3,538					3,538
Additional paid-in capital	386,151					386,151
Retained earnings	577,495			(90,754)	(b)	163,563
				(3,405)	(c)
				(23,615)	(a)
				(307,039)	(e)
				5,922	(f)
				4,959	(g)
Accumulated other comprehensive loss	(520,747)			1,723	(d)	(222,757)
				296,267	(e)
Total stockholders’ equity	446,437	-		(115,942)		330,495
Total liabilities and stockholders’ equity	4,277,718	-		(101,765)		4,175,953

Consolidated Statement of Operations for the nine months ended September 27, 2025

in thousands of US dollars	Hanes (Historical)	Presentation adjustments		GAAP adjustments		Hanes Adjusted
Net sales	2,643,156					2,643,156
Cost of sales	1,551,081	10,121	(k)			1,564,723
		3,521	(l)
Gross profit	1,092,075	(13,642)		-		1,078,433
Selling, general and administrative expenses	749,981	(10,121)	(k)	(1,439)	(b)	722,445
		(11,718)	(l)	(11,910)	(a)
		7,967	(m)	(315)	(e)
Restructuring and acquisition-related costs (recoveries)	-	8,197	(l)			8,197
Operating profit	342,094	(7,697)		13,664		347,791
Other expenses	34,348	(34,348)	(m)			-
Interest expenses, net	137,971	26,381	(m)	(3,405)	(e)	174,344
				13,397	(a)
Income from continuing operations before income taxes	169,775	-		3,672		173,447
Income tax benefit	(201,771)	-		771	(g)	(206,922)
				(5,922)	(f)
Income from continuing operations	371,546	-		8,823		380,369
Loss from discontinued operations, net of tax	(28,655)
Net income	342,891

Loss from discontinued operations, net of tax and Net income has been excluded from the unaudited pro forma statement of earnings.

Consolidated Statement of Operations for the year ended December 28, 2024,

	Hanes	Presentation		GAAP		Hanes
in thousands of US dollars	(Historical)	adjustments		adjustments		Adjusted
Net sales	3,507,438					3,507,438
Cost of sales	2,147,914	17,797	(k)			2,141,467
		(24,244)	(l)
Gross profit	1,359,524	6,447		-		1,365,971
Selling, general and administrative expenses	1,173,576	(17,797)	(k)	(1,320)	(b)	1,016,923
		(135,499)	(l)	(14,721)	(a)
		14,036	(m)	(1,352)	(e)
Restructuring and acquisition-related costs	-	159,743	(l)			159,743
Operating profit	185,948	(14,036)		17,393		189,305
Other expenses	47,441	(47,441)	(m)			-
Interest expenses, net	195,901	33,405	(m)	18,304	(a)	247,610
Loss from continuing operations before income taxes	(57,394)	-		(911)		(58,305)
Income tax expense	40,601			-	(g)	40,601
Loss from continuing operations	(97,995)	-		(911)		(98,906)
Loss from discontinued operations, net of tax	(222,436)
Net loss	(320,431)

Loss from discontinued operations, net of tax and Net loss has been excluded from the unaudited pro forma statement of earnings.

4.	PRELIMINARY PURCHASE PRICE CALCULATION

The Transactions will be accounted for as a business combination in accordance with IFRS 3, Business Combinations. The purchase consideration, assets acquired, and liabilities assumed are therefore recorded at their estimated fair value based on information available as of November 6, 2025 unless otherwise noted.

The total estimated consideration is comprised of the following:

Estimated number of Gildan common shares to be issued (a)	36,087,820
Price of Gildan common shares as of November 6, 2025 ($/common share)(b)	$55.74
Share consideration	$2,011,535
Cash consideration(c)	$283,042
Equity award consideration(d)	$46,684

Total consideration	$2,341,261

The total Merger Consideration will change based on fluctuations in the price of the Gildan common shares on the TSX and the NYSE, and the number of shares of Hanesbrands common stock and Hanesbrands equity awards outstanding at the completion of the Transactions.

(a)	Total consideration is calculated based upon the assumptions that there are 353.8 million outstanding Hanesbrands common stock, which is the number of common shares outstanding on November 6, 2025 and converted into the number of Gildan common shares based on a 0.102 exchange ratio.

(b)	A Gildan share price of $55.74 has been ascribed based on the closing price of the Gildan shares on November 6, 2025. A change in the Gildan share price of 10% would increase or decrease the share consideration expected to be transferred by approximately $201.2 million, which would be reflected as an increase or decrease to goodwill.

(c)	Represents the cash consideration of $0.80 paid for each share of Hanesbrands common stock outstanding as of November 6, 2025.

(d)	In accordance with the terms of the Merger Agreement, Hanesbrands’ vested and unvested equity awards, comprising Hanesbrands options, RSUs and PSUs, will be continued as Gildan equity awards with no modifications (except for PSUs as described below) and are deemed to be replacement awards issued. The estimated non-cash equity award consideration of $46.7 million relates to the amortized value of Hanesbrands equity awards outstanding at Closing, which will be converted into Gildan equity awards. The number of Gildan equity awards to be issued to each holder of Hanesbrands equity awards as of immediately prior to the Closing is equal to: (i) the number of such Hanesbrands equity awards outstanding; multiplied by (ii) the sum of: (a) 0.102 and (b) the quotient obtained by dividing $0.80 by a share price of $55.74, which is the closing share price of the Gildan common shares on the NYSE on November 6, 2025. Based on 11.9 million Hanesbrands equity awards outstanding as of November 6, 2025, and a share price of $55.74, which is the closing share price of the Gildan common shares on the NYSE on November 6, 2025, an estimated 1.4 million Gildan share awards would be issued to Hanesbrands employees. The value of the equity award consideration is calculated as the amortized fair value of the Hanesbrands share awards outstanding based on the elapsed service period as of September 27, 2025 and the retained historical vesting dates of the Hanesbrands awards. The remaining portion for which service has yet to occur of $30.5 million will be recognized as post-acquisition compensation cost and is not reflected on the unaudited pro forma condensed consolidated statement of earnings.

The Hanesbrands PSUs will be modified to remove performance and market conditions at Closing such they will be converted into Gildan RSUs. The number of Gildan RSUs to be issued as replacement awards will be determined based on the target level of performance. Hanesbrands historical financial reporting was based upon the target level and as such the historical expense does not require adjustment for the modification. The difference in the fair value of the award which exclude the impact of the market condition and the fair value of Hanesbrands PSU is not significant and therefore no pro forma adjustment has been reflected. The terms and conditions of each such Gildan RSU will otherwise remain unchanged as a result of the conversion.

(e)	Fair value of assets acquired and liabilities assumed of Hanesbrands:

Estimated fair value (in thousands)
Cash and cash equivalents	217,573
Trade accounts receivable	454,977
Inventories (i)	1,092,676
Other current assets	230,270
Property, plant and equipment	190,417
Intangible assets (ii)	2,033,108
Other non-current assets	283,659
Accounts payable and accrued liabilities	969,868
Other current liabilities	188,834
Lease obligations	323,456
Long-term debt (v)	2,274,013
Pension and postretirement benefits	66,160
Deferred income tax liabilities, net (iv)	660
Other non-current liabilities	60,819
Total net assets at fair value	$618,870
Goodwill (iii)	1,722,391

The purchase accounting is dependent upon certain valuations and other assessments that have yet to progress to a stage where there is sufficient information for a definitive measurement. Gildan intends to complete the valuations and other assessments upon completion of the Transactions and will finalize the purchase equation as soon as practicable. The above purchase price allocation is preliminary and is based on management’s best estimates of the fair values of the assets acquired and liabilities assumed and taking into consideration relevant information available to date. Other than the adjustments described below, book values of the assets and liabilities have been used. Differences between these preliminary estimates and the final purchase accounting will occur, and these differences could be material.

(i)	Reflects an increase of $100 million to the carrying value of Hanesbrands inventory to adjust it to its preliminary estimated fair value. The fair value was determined based on the estimated selling price of inventory, less remaining selling costs and a normal profit margin on those selling efforts. The unaudited pro forma condensed consolidated statement of earnings was also adjusted to increase cost of sales by the same amount as the inventory that is expected to be sold within one year of the acquisition resulting in a pro forma adjustment of $100 million for the year ended December 29, 2024.

(ii)	The estimated fair value adjustment attributable to intangible assets of $1.1 billion included in the purchase price allocation column of the above table consists of the following:

	Fair value	Useful life	Amortization for nine months ended September 28, 2025	Amortization for year ended December 29, 2024
Trademarks	$825,000	Indefinite	-	-
Customer relationships	300,000	20 years	11,250	15,000
	$1,125,000		11,250	15,000

(iii)	Reflects adjustment to remove Hanesbrands’ historical goodwill of $649.6 million and record goodwill resulting from the Transactions of $1.7 billion. The goodwill is not deductible for income tax purposes and relates to expected synergies, which are not recorded separately since they do not meet the recognition criteria for identifiable intangible assets.

(iv)	Deferred income tax liabilities, net of $0.7 million relate to an incremental net deferred income tax liability of $249.3 million for the tax effect of temporary taxable differences between the purchase accounting values and the tax basis of the net assets acquired (primarily related to trademarks and inventory) offset by deferred income tax assets acquired of $248.7 million. Such amounts have been offset on the basis that the assets and liabilities arise in the same jurisdiction. Deferred taxes associated with the incremental differences in book and tax basis created from the preliminary purchase price allocation were calculated using the U.S. federal statutory rate of 21% as state tax is assumed to be nil.

(v)	Long-term debt was increased by $37.7 million to account for the difference between the fair value and the carrying value of Hanesbrands’ senior notes.

5.	PRO FORMA INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION ASSUMPTIONS AND ADJUSTMENTS:

The unaudited pro forma statement of financial position of Gildan as of September 28, 2025 has been adjusted to give effect to the consummation of the Transactions as if it had occurred on September 28, 2025, with transaction accounting adjustments calculated using information as of November 6, 2025.

(a)	Reflects accrual of $47.5 million comprised of $37.0 million of incremental estimated transaction costs of Gildan, including advisory, printing, legal and accounting services, as well as contractually committed change of control and retention payments of $10.5 million that are not recorded as of September 28, 2025, with an offset of $40.0 million to Retained earnings and $7.5 million as reduction to Share capital relating to share issuance costs. Total transaction costs, inclusive of amounts incurred and recorded by Gildan for the nine month period ended September 28, 2025, are estimated to be $66.4 million. There are other severance amounts for change of control terminations (dual triggers) for which Gildan has not yet made a decision on retaining or terminating Hanesbrands personnel and as such, no proforma adjustment to the unaudited pro forma statement of earnings has been recorded. The estimated Gildan transaction costs are not expected to recur beyond 12 months after closing and may change as additional information becomes known. Total transaction costs of approximately $70 million are expected to be incurred by Hanesbrands, such costs have not been reflected in the Pro Forma Financial Information, except for amounts incurred and recorded by Hanesbrands of $4.7 million for the nine month period ended September 27, 2025.

(b)	To reflect an accrual of $3.4 million for the Hanesbrands nine-year prepaid Directors & Officers insurance tail policy pursuant to the Merger Agreement as an increase of $3.4 million to Retained earnings. The expense is not expected to have a recurring impact.

(c)	The historical equity of Hanesbrands will be eliminated as part of the Transactions.

6.	PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS ASSUMPTIONS AND ADJUSTMENTS:

(a)	Pro forma adjustments to the unaudited interim consolidated statement of earnings for the nine months ended September 28, 2025:

(i)	Elimination of net sales and cost of sales of $6.1 million relating to sales made to Gildan by Hanesbrands during the nine month period ended September 28, 2025. No sales arose during the year ended December 29, 2024.

(ii)	Increase of $11.3 million to reflect the incremental amortization charges related to assigning fair values to the acquired definite life intangible assets giving effect to the Transactions as if it had occurred on January 1, 2024. The incremental amortization charge assumes straight-line amortization over the estimated useful lives of these assets, which has been assumed as twenty years for customer relationships. Gildan has not reflected any amortization expense for trademarks as these are considered to be indefinite life intangible assets.

(iii)	Interest expense included in Financial expenses, net decreased by $4.7 million for the nine month ended September 28, 2025 relating to the fair value increment on the Hanesbrands’ senior notes.

(iv)	As a result of the release by Hanesbrands of valuation allowances recorded against certain U.S. federal and state deferred taxes assets, in the third quarter of 2025 an income tax benefit of $1.4 million has been recognized for the nine months ended September 28, 2025 based on the U.S. federal statutory rate of 21% as state tax is assumed to be nil. The pro forma income tax expense does not reflect potential impacts of the Transactions including the effects that the Pillar Two 15% global minimum tax may have on the combined company’s minimum tax in various jurisdictions in which they operate.

(b)	Pro forma adjustments to the consolidated statement of earnings for the year ended December 29, 2024:

(i)	Increase cost of sales by $100 million reflecting the fair value adjustment on the inventory acquired that is expected to be sold within one year of the acquisition.

(ii)	Increase of $15.0 million to reflect the incremental amortization charges related to assigning fair values to the acquired definite life intangible assets giving effect to the Transactions as if it had occurred on January 1, 2024. The incremental amortization charge assumes straight-line amortization over the estimated useful lives of these assets, which has been assumed as twenty years for customer relationships, which brings the total amortization charge for the intangible assets acquired to $15 million for the year ended December 29, 2024. Gildan has not reflected any amortization expense for trademarks as these are considered to be indefinite life intangible assets.

(iii)	To reflect Gildan’s estimated incremental transactions costs of $40.0 million including advisory, printing, legal and accounting services, as well as contractually committed change of control and retention payments of $10.5 million that are not recorded as of September 28, 2025. Gildan recognized $18.9 million of acquisition-related costs in its consolidated statement of earnings for the nine months ended September 28, 2025. The estimated Gildan transaction costs are not expected to recur beyond 12 months after closing and may change as additional information becomes known. Total transaction costs of approximately $70 million are expected to be incurred by Hanesbrands, such costs have not been reflected in the Pro Forma Financial Information, except for amounts incurred and recorded by Hanesbrands of $4.7 million for the nine month period ended September 27, 2025.

(iv)	To reflect the estimated costs of $3.4 million for the Directors & Officers insurance tail policy of Hanesbrands that was required to be purchased pursuant to the Transactions. The policy does not cover any claims incurred after the consummation of the Transactions. The expense is not expected to have a recurring impact.

(v)	Interest expense included in Financial expenses, net decreased by $6.3 million for the year ended December 29, 2024, 2025 relating to the fair value increment on the Hanesbrands’ senior notes.

(vi)	Income tax expense of nil has been recognized as any tax arising on the adjustments would be offset by previously unrecognized tax attributes or a valuation allowance. The pro forma income tax expense does not reflect potential impacts of the Transactions including the effects that the Pillar Two 15% global minimum tax may have on the combined company’s minimum tax in various jurisdictions in which they operate.

7.	PRO FORMA CASH AND FINANCING ADJUSTMENTS:

As described in Note 1, Gildan obtained a commitment of $2.3 billion of transaction financing comprised of the Bridge Facility in the amount of $1.2 billion and term loans in the aggregate amount of $1.1 billion. On October 7, 2025, Gildan issued Series 1 U.S. notes with a principal amount of $600 million and Series 2 U.S. notes with a principal amount of $600 million. Accordingly, the Bridge Facility was terminated upon the closing of the offering of the Series 1 and Series 2 U.S. notes. Gildan incurred $9.3 million of termination costs related to the Bridge Facility, which has been included in Gildan’s consolidated statement of earnings for the three and nine months ended September 28, 2025. To finance the cash consideration for the Transactions, pay related fees and expenses and extinguish the Hanesbrands existing debt, it is expected that Gildan will use (a) the net proceeds from the Series 1 U.S. notes and Series 2 U.S. notes, (b) cash on hand, and (c) net proceeds under the term loans.

The Series 1 U.S. notes bear annual interest at 4.70% and Series 2 U.S. notes bear annual interest at 5.40%. The term loans consist of a senior unsecured 2-year term loan facility in an aggregate principal amount equal to $500 million and a senior unsecured 3-year term loan facility having an aggregate principal amount equal to $600 million. The term loans bear interest, at Gildan’s option, at Term SOFR plus a 0.10% adjustment plus an applicable margin of 1.45% to 1.57% or ABR plus a credit-rating based margin, which applicable margin varies depending on Gildan’s public debt ratings. The term loans will include covenants substantially similar to those under Gildan’s existing credit agreements. The aggregate effective interest rate of the Series 1 U.S. notes, Series 2 U.S. notes and terms loans for purposes of the pro forma condensed consolidated statement of earnings is 5.7%.

Adjustments have been made to long-term debt and finance expense to reflect the use of the Series 1 U.S. notes, Series 2 U.S. notes and term loans to pay the cash consideration and extinguish the balance of Hanesbrands’ outstanding debt on September 28, 2025.

(i)	Reflects an increase in indebtedness outstanding and cash as of September 28, 2025 of $2.3 billion under the Gildan long-term debt as a result of the refinancing of $2.3 billion of existing Hanesbrands debt, comprising a $162.5 million revolving loan facility, $1.5 billion of term loan A and B and $600 million of senior notes, with Gildan’s new Series 1 U.S. notes and Series 2 U.S. notes of $1.2 billion and term loans of $1.1 billion.

(ii)	Reflects $18.4 million of financing costs associated with the new financing facilities, which are capitalized against the Series 1 U.S. notes, Series 2 U.S. notes and term loans and recognized as interest expense over the term of the related debt obligations. Unamortized debt issue costs of $24.3 million related to the Hanesbrands existing revolving loan facility, term loans and senior notes as well as fair value adjustments of $41.1 million per adjustment 4(e)(v) have been also been eliminated on refinancing per (i) above.

(iii)	Reflects the penalty of $33.5 million associated with the early repayment of the Hanesbrands senior notes which have been expensed for the year ended December 29, 2024. The expense is not expected to have a recurring impact.

(iv)	Financial expense has decreased by $48.7 million and $51.3 million for the nine months ended September 28, 2025 and year ended December 29, 2024, respectively, to reflect: (i) the difference in the interest rates changed on the Series 1 U.S. notes, Series 2 U.S. notes and term loans relative to the interest expense included in the historical statement of earnings of Hanesbrands which relates to a reduction of approximately 2.6% in the aggregative effective interest rates; (ii) the impact of the balance of the Series 1 U.S. notes, Series 2 U.S. notes and term loan balances being outstanding for the duration of the periods of the pro forma condensed consolidation statement of earnings; and (iii) the reduction in interest expense arising from the fair value adjustment on Hanesbrands’ long-term debt (Note 6(a)(iii)). No other adjustments have been made to Hanesbrands historical finance charges.

(v)	Income tax expense of $10.2 million has been recognized for the nine months ended September 28, 2025 calculated using the U.S. federal statutory rate of 21% as state tax is assumed to be nil. Income tax of nil has been recognized for the year ended December 29, 2024 as any tax arising on the adjustments would be offset by previously unrecognized tax attributes or a valuation allowance. The pro forma income tax expense does not reflect potential impacts of the acquisition including the effects that the Pillar Two 15% global minimum tax may have on the combined company’s minimum tax in various jurisdictions in which they operate.

The pro forma interest expense on the U.S. notes and term loans has been calculated using an effective interest rate of approximately 5.7%. The impact of a 1/8 percentage point increase or decrease in the borrowing rate would result in an increase or decrease, respectively in interest expense of approximately $2.1 million for the nine months ended September 28, 2025 and $3.9 million for the year ended December 29, 2024, respectively.

8.	PRO FORMA EARNINGS PER SHARE:

The following table summarizes pro forma basic and diluted income per common share of Gildan issued and outstanding:

	Nine months ended	Year ended
(in thousands or thousands of U.S. dollars, except per share amounts)	September 28, 2025	December 29, 2024
Weighted average number of Gildan common shares outstanding	150,662	162,928
Assumed number of Gildan common shares to be issued on Acquisition	36,088	36,088
Pro forma weighted average of Gildan common shares outstanding – basic	186,750	199,016

Dilutive impact of Gildan stock options, Treasury RSUs and common shares held in trust	73	251
Pro forma weighted average of Gildan common shares outstanding – diluted	186,823	199,267

Pro forma net earnings	756,448	167,570

Pro forma basic and diluted income per share	4.05	0.84
Pro forma basic and diluted income per share	4.05	0.84